Exhibit 21.1

Name of Subsidiary	State of Incorporation

Arvinas Operations, Inc.*	Delaware

Arvinas Androgen Receptor, Inc.	Delaware

Arvinas BRD4, Inc.	Delaware

Arvinas Estrogen Receptor, Inc.	Delaware

Arvinas Winchester, Inc.	Delaware

*

Immediately prior to the effectiveness of the registration statement, the registrant’s subsidiary, Arvinas, Inc., will change its name to Arvinas Operations, Inc., and the registrant will change its name to Arvinas, Inc.